NO ACT

PE
12-22-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09001075

February 2, 2009

Received SEC
FEB 0 2 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary
The Hershey Company
100 Crystal A Drive
P.O. Box 810
Hershey, PA 17033-0810

PROCESSED
MAR 2 2009
THOMSON REUTERS

Re: The Hershey Company
Incoming letter dated December 22, 2008

Dear Mr. Snyder:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Hershey's by Raymond J. Butterfield. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Raymond J. Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Hershey Company
Incoming letter dated December 22, 2008

The proposal relates to manufacturing all finished products in the United States and Canada that are sold in the United States or Canada.

There appears to be some basis for your view that Hershey may exclude the proposal under rule 14a-8(i)(7), as relating to Hershey's ordinary business operations (i.e., decisions relating to the location of its manufacturing operations). Accordingly, we will not recommend enforcement action to the Commission if Hershey omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Hershey relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The Hershey Company

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

100 Crystal A Drive
P.O. Box 810
Hershey, PA 17033-0810
Phone: 717-534-7912
Fax: 717-534-7156
bsnyder@hersheys.com

December 22, 2008

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Hershey Company – Proposal Submitted by Mr. Raymond J. Butterfield

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise The Hershey Company (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and form of proxy to be filed and distributed in connection with its 2009 annual meeting of stockholders (the "2009 Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") it received from Mr. Raymond J. Butterfield (the "Proponent").

The Proposal would require that the Company "manufacturer (sic) all finished products in the United States and Canada that are sold in the United States or Canada." The Company intends to omit the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company and pursuant to Rule 14a-8(i)(3) because it is materially false and misleading in violation of Rule 14a-9.

The Company, by copy of this letter, hereby notifies the Proponent of its intention to exclude the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), this letter is being submitted to the Staff not fewer than 80 days before the Company intends to file its definitive 2009 Proxy Materials with the SEC. Enclosed herewith are six copies of each of this letter, the Proposal (Exhibit A) the Proponent's correspondence to the Company (Exhibit B) and the Company's correspondence to the Proponent (Exhibit C).

Grounds for Omission

The Proposal deals with matters relating to the conduct of the ordinary business operations of the Company and may therefore be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal from its proxy statement as relating to management functions if the proposal "deals with a matter relating to the company's ordinary business operations." In *Exchange Act Release No. 34-40018* (May 21, 1998)(the "1998 Release"), the SEC stated that this ordinary business exclusion is "consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the SEC further explained that the policy underlying the ordinary business exclusion rests on two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. (footnote omitted)
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. (footnote omitted) This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods of implementing complex policies.

The subject matter of the Proposal is fundamental to the operations of the Company on a day-to-day basis. Shareholders are not practically situated to determine the manner in which the Company manufactures its products. By imposing geographic restrictions on where the Company may locate its manufacturing operations, the Proposal, if adopted, would unduly circumscribe the discretion of Company's management to administer the Company's ordinary business affairs. The Company's management, not shareholders, has the requisite expertise and experience with industrial processes and consumer sentiments to select the most appropriate sites for producing its products and is in the best position to evaluate the many complex factors that affect product sourcing decisions. It is the responsibility of the Company's management to continually assess the advantages and disadvantages of establishing manufacturing facilities for particular products in the United States, Canada or Mexico. Such routine decisions based on dynamic inputs are not amenable to oversight and second-guessing by shareholders.

The 1998 Release notes that shareholder proposals that relate to operations may not be excluded if they focus on significant social policy issues that transcend day-to-day business. The Proposal does not fall within this exception. The Staff has determined that a proposal addressing both ordinary and non-ordinary business matters may be excluded in its entirety when the "thrust and focus of the proposal is on ordinary business matters." *General Motors Corporation* (April 4, 2007). Even if the Proposal arguably raises issues related to outsourcing and the desirability of domestic production facilities in the United States or Canada, its main thrust and focus is to micro-manage plant siting decisions that are properly within management's purview.

The Staff has consistently concluded that shareholder proposals related to the location of facilities may be excluded on the basis of Rule 14a-8(i)(7) because they relate to ordinary business operations. As counsel for General Electric Company noted in a no-action request letter seeking to exclude a shareholder proposal that recommended the establishment of an independent committee to prepare a report on the potential for damage to the company's name and reputation as a result of the sourcing of products and services from the People's Republic of China: "The determination of where to operate its business and develop its products is a part of the running of GE's operations and within the scope of responsibilities of GE's management. In this regard, the Staff consistently has concurred that a company's decisions about the location and relocation of its manufacturing and other facilities are matters of ordinary business." *General Electric Company* (January 9, 2008)(permitting exclusion of the shareholder proposal on the basis of Rule 14a-8(i)(7)). Similarly, in *Tim Hortons Inc.* (January 4, 2008), the Staff permitted the exclusion of a shareholder proposal on the basis of Rule 14a-8(i)(7) that requested a feasibility analysis regarding the prospect of establishing, and perhaps later franchising, restaurants in New Zealand and Australia. The Company believes that routine decisions about where to locate manufacturing facilities, such as those the Proposal seeks to dictate, are analogous to decisions about where and how products and services should be sourced and where and how businesses should be expanded internationally. *See also Newmont Mining Corp.* (January 12, 2006)(permitting exclusion of a shareholder proposal on the basis of Rule 14a-8(i)(7) that recommended management review its operations in Indonesia in light of potential financial and reputational risks to the company) and *The Allstate Corporation* (February 19, 2002)(permitting exclusion of a shareholder proposal on the basis of Rule 14a-8(i)(7) that recommended the company cease conducting operations in Mississippi).

For these reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal is materially false and misleading in violation of Rule 14a-9 and may therefore be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal that violates the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Many of the statements contained in the Proposal are unsupported, misleading or simply untrue.

The Proposal states that the Company has announced that it is moving to Mexico. This statement is untrue. In February 2007, the Company announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program") designed to enhance the Company's manufacturing, sourcing and customer service capabilities, reduce inventories resulting in improvements in working capital and generate significant resources to invest in its growth initiatives. As part of the project, which is being implemented in stages over a three-year period, the Company will close six manufacturing plants in the United States and Canada and construct a flexible, cost-effective production facility in Monterrey, Mexico to meet current and emerging marketplace needs. When the global supply chain transformation project is complete, the Company will continue to maintain its headquarters in Hershey, Pennsylvania. In addition, the Company will continue to operate five manufacturing facilities in Pennsylvania, as well as plants in Virginia, Illinois, Tennessee, California and Hawaii.

The Proponent states that no other food or beverage company has moved out of Canada or the United States. This statement appears to have been made based upon the Proponent's belief that the Company has moved all of its operations to Mexico, which, as stated above, is untrue. In fact, most, if not all, of the companies that the Proponent mentions in the Proposal have, like the Company, constructed manufacturing facilities in countries other than the United States and Canada, including Mexico.

The Proponent asserts several statements that are totally unsubstantiated. For example, the Proponent states that products manufactured in Mexico are of inferior quality. The Company disputes this assertion, as the Company has manufactured high-quality chocolate and confectionery items in Mexico for more than 40 years. Importantly, all Company plants, regardless of their location, adhere to the same rigid quality and safety standards. The Proponent also declares, again without substantiation, that Americans and Canadians want to eat chocolate that is made in their own countries, that a great number of people will not eat foods that are made in countries other than the United States and Canada, that Americans and Canadians are very suspicious of food products that are not produced in the United States or Canada, that many of the products manufactured in countries other than the United States and Canada have been reported to be contaminated, that manufacturing chocolates in Mexico erodes the Company's sales and "once bulletproof" reputation, and that Mexico is not stable. Such sweeping generalizations, which the Proponent presents as facts and which impugn the reputation of the Company, are materially misleading and should not be made without supporting data.

The Proposal claims that the plant in Monterrey is part of a ploy. This is absolutely false. The plant is part of the Company's global supply chain transformation, which will create a flexible supply chain to enable the Company to compete in the global marketplace and to meet the needs of its customers and stakeholders. The global supply chain transformation project is essential to the Company's ability to remain competitive and to continue to provide employment to thousands of people in the United States and Canada.

For these reasons, the Company believes that the Proposal may be omitted from the 2009 Proxy Materials under Rule 14a-8(i)(3) because it includes materially false and misleading statements.

* * * * *

The Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials for the foregoing reasons. If you have any questions or if the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (717) 534-7912.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Sincerely,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

cc: Raymond J. Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

A

October 24, 2008

Mr. Steven J Holsinger

Raymond J. Butterfield of: *** FISMA & OMB Memorandum M-07-16 *** and owner of 400 shares of the company's stock propose the following for the 2009 annual meeting of shareholders.

Resolved: Hershey Foods will manufacturer all finished products in the United States and Canada that are sold in the United States or Canada.

1. Since Hershey first announced that it was moving to Mexico the company's products have been shunned. Boycotts are underway nationwide. A Google search for Hershey Boycott returns 104 thousand hits. Sales and profits have plummeted. The company's stock price has been in free fall. Shareholders have been left dizzy as hundreds of millions of dollars have evaporated and the stock has lost more value than at any time in its history. The management has not only erred in moving to Mexico, it has doubly erred by not responding to consumer requests to reconsider this move.

2. No other food or beverage company has moved out of Canada or the US. Companies like Coca-Cola, Pepsico, Kraft, Phillip Morris, Mars and-Conagra all of whom have enriched the shareholders, communities, and employees associated with these companies.

3. Moving out of the US and Canada is not only unamerican, but discarding and leaving the communities that have built Hershey and enriched the Hershey Trust would be immoral and not in keeping with the mission of the trust. Closing factories in these communities destroys many families that have devoted their life to the company. They have not shared in the tremendous wealth generated by their work. All they ask is a decent wage for their efforts.

4. Americans and Canadians want to eat chocolate that is made in their own countries and a great number will not eat foods that are made in other countries

5. Americans and Canadians are very suspicious of food products that are not produced in the United States or Canada. Many of these products have been reported to be contaminated. Manufacturing chocolates in Mexico further erodes the company's sales and the company's once bullet proof reputation for quality is melting away.

6. Hershey once used the slogan: "made in Hershey so it has to be good"

7. The move to Mexico was a ploy by the former management, subsequently uncovered by the Hershey Trust, and has nothing to do with profits, rather an attempt to blame the miserable performance of former management on the everyday Hershey worker.

8. Mexico is not stable.

Respectively submitted

Raymond J Butterfield

B

10/13/2008

Mr. Steven J. Holsinger
Hershey Foods

Sir:

I have noted the errors that I made in my resolution to Hershey on September 25 2008. I will fax you a revised resolution.

Thank you in advance for your assistance

Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

** FISMA & OMB Memorandum M-07-16 *** voice
fax

November 12, 2008

Mr. Steven J Holsinger

It is my intention to hold my Hershey stock indefinitely.

Thank you

Raymond J Butterfield

Fax Cover Sheet

charles SCHWAB

Date: 11/11/2008 **Pages (including cover sheet):** 14

To: RAY BUTTERFIELD **Fax:** *** FISMA & OMB Memorandum M-07-16 ***

From: Scott DePiazza

Comments: RAY,
PLEASE USE THE TRADE CONFIRMATION AND LAST MONTHS STATEMENT TO CONFIRM OWNERSHIP.
CALL ME WITH QUESTIONS.
Scott

Charles Schwab & Co. Inc.,
National Branch Phoenix
Fax: 866-506-9614
Phone: 800-871-8357

ACCOUNT APPLICATIONS

If we have faxed you an application for a new account, we cannot accept an application on fax paper. Please be sure that your application is sent to us on plain paper in order to process your application as quickly as possible. You can return the application by mail to Charles Schwab & Co., Inc. at the address below:

P. O. Box 52114
Phoenix, AZ 85072
800-472-8813
Fax 888-526-7252 or 602-355-5478

P.O. Box 628291
Orlando, FL 32862
800-472-9813
Fax 800-965-7561

c

The Hershey Company

Steven J. Holsinger
Vice President,
Governance and Compliance

Phone: 717-534-7541
Fax: 717-534-7549
sholsinger@hersheys.com

October 8, 2008

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

COPY

Dear Mr. Butterfield:

On September 25, 2008, The Hershey Company received by telefax a document that appears to be a portion of a resolution for consideration at the Company's 2009 annual meeting of stockholders. I have enclosed a copy of the resolution for your information.

Unfortunately, your submission is deficient because it does not satisfy the following requirements of Rule 14a-8 of the Securities Exchange Act of 1934:

You did not include confirmation from your broker that you are the beneficial owner of shares of common stock of The Hershey Company and that you have continuously held at least $2,000 in market value in such shares for at least one year prior to September 25, 2008; and

You have not provided a written statement that you intend to continue to hold these securities through the date of the 2009 annual meeting of stockholders.

Please provide this information at your earliest opportunity, and in any event not later than the time period prescribed by Rule 14a-8. That rule requires that your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. If you transmit your response electronically, please use the fax number or email address listed at the top of this letter.

Additionally, I encourage you to re-send to me with the above materials the complete resolution you intend to present.

67515.1

If you have any questions or would like to discuss this matter personally, please do not hesitate to contact me.

Very truly yours,

Steven J. Holsinger

SJH:djf
Enclosure
Sent by DHL

67515.1

The Hershey Company

Steven J. Holsinger
Vice President,
Governance and Compliance

Phone: 717-534-7541
Fax: 717-534-7549
sholsinger@hersheys.com

November 6, 2008

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield:

COPY

Thank you for re-submitting your proposal for consideration at our 2009 annual meeting of stockholders. We received your re-submission by fax on October 24, 2008. You had previously faxed a proposal to us on September 25, 2008; however, we informed you by letter on October 8, 2008 that your earlier submission was deficient because (i) we received only a portion of the proposal and (ii) you failed to comply with two requirements of Rule 14a-8 of the Securities Exchange Act of 1934.

We believe that we now have a complete copy of your proposal. To be certain, we have attached a copy to this letter for your review. Please let us know if there is any information missing from the proposal. Additionally, because the proposal is dated October 24, 2008, we will consider it a new proposal intended to take the place of the proposal submitted on September 25, 2008. Please let us know if that is not your intent.

Unfortunately, your submission continues to be deficient because it does not satisfy the following requirements of Rule 14a-8:

> **You did not include confirmation from your broker that you are the beneficial owner of shares of common stock of The Hershey Company and that you have continuously held at least $2,000 in market value in such shares for at least one year prior to October 24, 2008; and**
>
> **You have not provided a written statement that you intend to continue to hold these securities through the date of the 2009 annual meeting of stockholders.**

67753.1

We received with your new proposal a copy of an account statement from Charles Schwab. However, the account statement is incomplete. The statement shows that the account holder purchased 200 shares of Hershey Common Stock on October 22, 2007 and dividends were paid quarterly on those shares through September 15, 2008. The statement does not identify the name of the beneficial owner of the shares or that the beneficial owner continued to hold the shares through October 24, 2008. For your submission to be complete, we must receive a letter from your broker or some other form of proof showing that you were the beneficial owner of the required number of Hershey shares through October 24, 2008 and your written statement that you intend to hold the shares through the date of our 2009 annual meeting.

Please provide this information at your earliest opportunity, and in any event not later than the time period prescribed by Rule 14a-8. That rule requires that your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. If you transmit your response electronically, please use the fax number or email address listed at the top of this letter.

Once your submission is complete, I encourage you to call me so that I and a few of my colleagues at Hershey can discuss your proposal with you.

Very truly yours,

Steven J. Holsinger

SJH:djf
Enclosure
Sent by DHL

The Hershey Company

Steven J. Holsinger
Vice President,
Governance and Compliance

Phone: 717-534-7541
Fax: 717-534-7549
sholsinger@hersheys.com

November 26, 2008

Mr. Raymond Butterfield

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Butterfield:

COPY

I acknowledge receipt of the statement from your broker showing your ownership of 200 shares of Hershey common stock through October 31, 2008, along with your statement that you intend to hold your Hershey stock indefinitely. Your submission is now complete.

As mentioned in my previous letter to you, I request that you contact me so that we can schedule a time to discuss your proposal by telephone.

I look forward to talking with you.

Very truly yours,

Steven J. Holsinger

SJH:djf
Enclosure
Sent by Courier

67958.1

END